09042026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37799

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2008 (MM/DD/YY) AND ENDING June 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFUTT SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3515 BUTLER ROAD
(No. and Street)

GLYNDON, MARYLAND 21071
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. BENTLEY OFFUTT 410-429-4462
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SMYTH & WARD, P.A.
(Name – *if individual, state last, first, middle name*)

EXECUTIVE PLAZA III, SUITE LL5, HUNT VALLEY, MD 21031
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

AUG 10 2009

Washington, DC
121

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, R. BENTLEY OFFUTT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OFFUTT SECURITIES, INC., as of JUNE 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

R Bentley Offutt
Signature

PRESIDENT
Title

July 28, 2009

Rhonda D. Allen
Notary Public

Rhonda D. Allen
NOTARY PUBLIC
Baltimore County, Maryland
My Commission Expires 10/01/09

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

SMYTH & WARD, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Executive Plaza III - Suite LL5
Hunt Valley, MD 21031
410-771-8870
FAX 410-771-0844

25 S. Main Street
Shrewsbury, PA 17361
717-235-5525
FAX 717-227-0070

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Offutt Securities, Inc.

We have audited the accompanying statement of financial condition of Offutt Securities, Inc. as of June 30, 2009 and related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Offutt Securities, Inc., as of June 30, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedule I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Smyth & Ward P.A.

Smyth & Ward, P.A.
Hunt Valley, Maryland
July 28, 2009

OFFUTT SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2009

ASSETS

CURRENT ASSETS:	
Cash	$ 21,593
Cash deposits with clearing organizations	50,000
Receivable from broker and dealer	493
Securities owned, at market value	143,744
Total current assets	215,830
EQUIPMENT AND VEHICLE, at cost less accumulated depreciation of $13,982	7,897
Total assets	$223,727

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:	
Current portion of long term debt	2,177
Total current liabilities	2,177
LONG TERM DEBT, excluding current portion	--
Total liabilities	2,177
Stockholders' equity:	
Common stock, $.01 par value: 1,000,000 shares authorized; 430,006 issued and outstanding	4,300
Paid in capital	419,629
Retained (deficit)	(202,379)
Total stockholders' equity	221,550
Total liabilities and stockholders' equity	$223,727

The accompanying notes are an integral part of these financial statements

OFFUTT SECURITIES, INC.
STATEMENT OF OPERATIONS
For the year ended June 30, 2009

REVENUES:	
Commissions	$133,288
Research	57,542
Principal transactions	(58,508)
Interest/dividends	1,187
FINRA/NYSE merger	35,000
Total revenues	$168,509
EXPENSES:	
Compensation and benefits	25,408
Floor brokerage and clearing fees	31,490
Communications	3,344
Occupancy and equipment rental	36,000
Other	63,725
Total expenses	159,967
Net income	$ 8,542

The accompanying notes are an integral part of these financial statements

OFFUTT SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended June 30, 2009

	Common Stock	Additional Paid-in Capital	Retained (Deficit)	Total Stockholders' Equity
Balance July 1, 2008	$ 4,300	$419,629	($210,921)	$213,008
Net income			8,542	8,542
Balance June 30, 2009	$ 4,300	$419,629	($202,379)	$221,550

The accompanying notes are an integral part of these financial statements

OFFUTT SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the year ended June 30, 2009

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:	
Net income	$ 8,542
Adjustments to reconcile net income to net	
Net cash provided by operating activities	
Depreciation	1,775
Unrealized loss on securities	55,958
(Increase) decrease in assets:	
Securities owned	(50,462)
Receivable from broker and dealer	(493)
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	(1,550)
Payable to broker and dealer	(7,916)
Cash provided by operating activities	5,854
CASH FLOWS USED BY FINANCING ACTIVITIES:	
Loan payable	(4,900)
Cash used by financing activities	(4,900)
Net increase in cash	954
Cash at July 1, 2008	20,639
Cash at June 30, 2009	$ 21,593
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the year for interest	$ 270

The accompanying notes are an integral part of these financial statements

OFFUTT SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
For year ended June 30, 2009

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Offutt Securities, Inc. is a broker dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is principally engaged in providing securities brokerage to individuals and institutions. The Company's profitability is sensitive to a variety of factors including the volatility and general level of market prices and the volume of trading in securities and the Company's research ability to generate opportunities for their clients.

The financial statements are prepared in accordance with generally accepted accounting principles which require management to make assumptions and estimates that affect the amounts and the disclosures presented. Actual amounts could differ from their estimates.

The Company considers only cash balances in bank and brokerage accounts as cash and cash equivalents for financial reporting purposes. Cash held as deposits in brokerage accounts are listed separately as deposits.

Receivable from broker and dealer reflect net commissions due to the Company. Occasionally JP Morgan Clearing Corp will advance money to the Company based on commissions earned. This activity will generate a payable to broker and dealer at month end. Commissions are paid the month after they are earned. The Company does not establish an allowance for doubtful accounts due to the nature of the receivables.

Commission revenue and related expenses are recorded on a settlement-date basis. Transactions relating to owned securities are recorded on a settlement date basis. Marketable securities which consist of Corporate stocks are valued at market value and the resulting difference between cost and market is included in income.

Equipment and vehicle are recorded at cost, $21,879. Depreciation expense for the year was $1,775. Depreciation of office equipment and the vehicle was determined by using the straight line method over the estimated useful life of the assets.

Since the only employee is the owner of the Company, no compensated absences have been accrued.

The Company has elected to be treated as a "Subchapter S Corporation" for Federal income tax purposes. Under the terms of that election, the Company will not pay Federal and State income taxes on its earnings as such amounts are paid to the stockholders.

NOTE B – SECURITIES OWNED

Securities owned consist of publicly traded corporate stocks at quoted market values. These securities are available for sale. The total value as of June 30, 2009 was $143,774.

NOTE C – LINE OF CREDIT

The Company has a $5,000 line of credit to cover any overdrafts in its checking account. As of June 30, 2009 the balance advances from the line of credit is $0. The line of credit is charged interest at seven per cent above the bank's prime rate.

NOTE D – LEASES, RELATED PARTY TRANSACTIONS

The Company conducts its operation from facilities that are leased from its principal stockholder, R. Bentley Offutt, under a month to month lease. Monthly lease payments are $3,000. The Company paid rent of $36,000 for the year ended June 30, 2009.

NOTE E - LOAN TERM LOAN OBLIGATIONS

The following is a listing of long term loan debt due to JPMorgan Chase Bank:

Secured by 2001 BMW Sedan payable at $424.41 per month including interest at 4.0%	$ 2,177
Less: current portion of long term debt	2,177
Net long term debt	$ --

Maturities of long term obligations are as follows:

Year ended June 30, 2010	$ 2,177

OFFUTT SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
For the year ended June 30, 2009

NOTE F – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISKS

In the normal course of business, the Company's securities activities through its correspondent broker involve execution, settlement and financing of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations.

In accordance with industry practice, the Company records securities transactions executed on behalf of its customers on settlement date which is generally three business days after trade date. The risk of loss on the trade date transactions is identical to the risk inherent in settlement date transactions and relates to the customer's or broker's and dealer's inability to meet the terms of their contracts.

The Company has not experienced any material nonperformance by counter parties in the aforementioned situations.

NOTE G – NET CAPITAL

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires that "aggregate indebtedness" shall not exceed 15 times "net capital" as these terms are defined by the Rule. As of June 30, 2009, the Company's net capital was $179,312 which exceeded the capital requirements of $50,000 by $129,312 and its net capital ratio was .121 to 1.

SCHEDULE I

OFFUTT SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2009

AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Long term debt		2,177
Total aggregate indebtedness		$ 2,177
NET CAPITAL		
Total stockholders' equity		$221,550
Deductions and/or changes:		
Total non-allowable assets		7,897
Other deductions		5,000
Net capital before haircuts on securities position		208,653
Haircuts on securities:		
Stocks	$ 21,562	
Undue concentration	7,779	29,341
Net capital		$179,312
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		$ 50,000
Excess net capital		$129,312
Excess net capital at 1000%		$129,094
Ratio: Aggregate indebtedness to net capital		.121 to 1

SCHEDULE II

OFFUTT SECURITIES, INC.

RECONCILIATION BETWEEN AUDITED AND UNAUDITED
STATEMENTS OF FINANCIAL CONDITION
As of June 30, 2009

There are no material differences between the net capital computation set forth in Schedule I and the computation filed by the Company on Securities and Exchange Commission Form X-17A-5 (FOCUS Report) as of June 30, 2009.

SCHEDULE III

OFFUTT SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2009

The Company is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or performs custodial functions relating to customer securities. The Company is exempt pursuant to k(2)(ii).

SCHEDULE IV

OFFUTT SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2009

The Company is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to k(2)(ii).

SMYTH & WARD, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Executive Plaza III - Suite LL5
Hunt Valley, MD 21031
410-771-8870
FAX 410-771-0844

25 S. Main Street
Shrewsbury, PA 17361
717-235-5525
FAX 717-227-0070

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To The Board of Directors
Offutt Securities, Inc.

In planning and performing our audit of the financial statements of Offutt Securities, Inc., as of and for the year ended June 30, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. According, we do not express an opinion on the effectiveness of he Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

OFFUTT SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

(Pursuant to Rule 17a-5 of the Securities and
Exchange Commission)

For the year ended June 30, 2009